Exhibit 99.1

TuanChe Announces UNAUDITED Third Quarter 2018 Financial Results

Net revenues increased by 106.0% year-over-year

BEIJING, December 18, 2018 – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operating Highlights (in comparison to the same period of the last fiscal year)

•	Net revenues increased by 106.0% to RMB155.3 million (US$22.6 million) from RMB75.4 million.

•	Auto show net revenues increased by 112.2% to RMB153.6 million (US$22.4 million) from RMB72.4 million.

•	Gross profit increased by 117.0% to RMB109.1 million (US$15.9 million) from RMB50.3 million. Gross margin expanded to 70.2% from 66.7%.

•	The number of auto shows the Company organized increased by 169.7% to 205 across 122 cities from 76 auto shows across 43 cities.

•	The number of automobile sales transactions facilitated through the Company’s auto shows increased by 77.5% to 81,742 from 46,040.

•	The total Gross Merchandise Volume (“GMV”) of new automobiles sold through the Company’s auto shows increased by 51.4% to RMB10.6 billion (US$1.5 billion) from RMB7.0 billion.

•	Sales operations further expanded to 131 cities as of September 30, 2018 from 121 cities as of June 30, 2018.

•	The Company has successfully completed its initial public offering in November 2018 and listed on the Nasdaq Capital Market.

Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe, commented, “In the third quarter, we continued our expansion as we successfully organized 205 auto shows across 122 cities, despite industry headwinds and the cancellation of some auto shows due to severe weather. These results showcase our ability to execute our growth strategy designed to fully utilize our network of franchised dealerships even in a challenging environment. As for our virtual dealership business launched in June 2018, we began to demonstrate our abilities to penetrate into a broader market by engaging customers from lower-tier cities. We have also cultivated big-data capabilities for our demand-side platform business. We believe that our demand-side platform business will help our industry customers generate sales leads and enhance sales performance, which is particularly valuable to them amid a slow market. Due to the long-term promise of China’s auto market, we look forward to capitalizing on future growth opportunities by focusing on innovative products and delivering superior consumer experiences, thus creating sustainable value for our shareholders.”

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Mr. Zhihai Mao, Chief Financial Officer of TuanChe, added, “Our net revenues in the third quarter grew by 106.0% over the same quarter in 2017. Of the total net revenues of RMB155.3 million, we derived RMB1.7 million from our virtual dealership and other services. Entering into the fourth quarter, we have started to implement our cost control measures by refining our auto show organization processes to improve margins in the face of increased market headwinds. As we increase and enrich our service offerings and diversify our revenue sources, we expect that our overall operating and financial results will continue to grow steadily.”

Unaudited Third Quarter 2018 Financial Results

Net Revenues

Net revenues in the third quarter of 2018 increased by 106.0% to RMB155.3 million (US$22.6 million) from RMB75.4 million in the corresponding period of 2017. The increase was mainly due to a 112.2% increase in revenues from auto shows.

•	Auto shows revenues in the third quarter of 2018 increased by 112.2% to RMB153.6 million (US$22.4 million) from RMB72.4 million in the corresponding period of 2017. The increase was primarily due to the increase in the number of cities operated, the number of auto shows organized and the number of booths offered to industry customers, which include franchised dealers, automakers and automotive service providers.

•	Group-purchase facilitation generated no revenue in the third quarter of 2018, because the Company shifted its business focus from group-purchase facilitation to auto shows since the last quarter of 2016, as automobile consumers in China are increasingly willing to explore more brands that fit their budgets and needs. The Company, however, has retained its capability to provide group-purchase facilitation services should demand arise.

•	Virtual dealership and other revenues were RMB1.7 million (US$0.2 million) compared to no revenue generated in the corresponding period of 2017. The Company commenced its virtual dealership business in June 2018.

Gross Profit

Gross profit in the third quarter of 2018 increased by 117.0% to RMB109.1 million (US$15.9 million) from RMB50.3 million in the corresponding period of 2017. Gross margin expanded to 70.2% in the third quarter of 2018 from 66.7% in the corresponding period of 2017, mostly due to the enhanced efficiency of our auto show organization processes and improved bargaining power with third-party service providers.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the third quarter of 2018 increased to RMB148.0 million (US$21.5 million) from RMB71.7 million in the corresponding period of 2017. The increase was mainly due to increases in selling and marketing expenses and general and administrative expenses as the Company increased the scale of its business.

•	Selling and marketing expenses in the third quarter of 2018 were RMB119.5 million (US$17.4 million) compared to RMB61.0 million in the corresponding period of 2017. This increase was primarily due to the increase in advertising and promotion expenses and sales and marketing staff compensation. Selling and marketing expenses for the third quarter of 2018 included share-based compensation expenses of RMB18.0 million (US$2.6 million) compared to RMB0.2 million in the corresponding period of 2017.

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•	General and administrative expenses in the third quarter of 2018 were RMB23.0 million (US$3.3 million) compared to RMB6.4 million in the corresponding period of 2017. This increase was primarily attributable to an increase in the Company’s administrative headcount as a result of business expansion. General and administrative expenses for the third quarter of 2018 included share-based compensation expenses of RMB12.0 million (US$1.7 million) compared to RMB0.4 million in the corresponding period of 2017.

•	Research and development expenses in the third quarter of 2018 were RMB5.5 million (US$0.8 million) compared to RMB4.4 million in the corresponding period of 2017. The increase was mainly driven by the increase in research and development headcount as the Company increased the scale of its business.

Loss from continuing operations was RMB38.9 million (US$5.7 million) in the third quarter of 2018 compared to RMB21.5 million in the corresponding period of 2017.

Net Loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the third quarter of 2018 was RMB50.4 million (US$7.3 million) compared to RMB30.1 million in the corresponding period of 2017. Basic and diluted net loss attributable to the Company’s ordinary shareholders per share from continuing operations in the third quarter of 2018 was RMB0.47 (US$0.07) compared to RMB0.30 in the corresponding period of 2017.

Adjusted net loss, defined as net loss excluding the effect of share-based compensation expenses and fair value loss of warrant, narrowed by 65.0% to RMB8.2 million (US$1.2 million) in the third quarter of 2018 from RMB23.4 million in the corresponding period of 2017. Adjusted net loss per share, defined as adjusted net loss divided by the weighted average number of ordinary shares, was RMB0.08 (US$0.01) compared to RMB0.25 in the corresponding period of 2017.

Adjusted EBITDA narrowed by 66.5% to a loss of RMB7.6 million (US$1.1 million) from a loss of RMB 22.5 million in the corresponding period of 2017. Adjusted EBITDA is calculated as net loss before depreciation and amortization of property, equipment and software, interest expenses (net), and does not include share-based compensation expenses and fair value loss of warrant.

For details on the calculation of and reconciliation of the Company’s non-GAAP measures to the nearest GAAP measures, see “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had cash and cash equivalents and restricted cash of RMB494.6 million (US$72.0 million). Net cash used in operating activities in the third quarter of 2018 was RMB12.0 million (US$1.7 million) compared to RMB15.8 million in the corresponding period of 2017.

Business Outlook

For the fourth quarter of 2018, the Company currently expects net revenues to range approximately from RMB230 million to RMB250 million, representing a year-over-year approximate growth of 101.8% to 119.3%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

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Conference Call Information

The Company will hold a conference call on Tuesday, December 18, 2018, at 8:00 a.m. Eastern Time or 9:00 p.m. Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

International:	+65-6713-5090
United States:	+1-866-519-4004
China Domestic:	400-620-8038
Hong Kong:	800-906-601
Conference ID:	1255309

The replay will be accessible through December 26, 2018, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Conference ID:	1255309

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8680 to US$1.00, the noon buying rate in effect on September 28, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 28, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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Use of Non-GAAP Financial Measures

To supplement our condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, we also use adjusted net loss, adjusted net loss per share and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted net loss as net loss excluding the impact of fair value loss of warrant and share-based compensation expenses. We define adjusted net loss per share as adjusted net loss divided by the weighted average number of ordinary shares. We define adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest expenses (net), fair value loss of warrant and share-based compensation expenses. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s demand-side precision search platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir.tuanche.com.

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For investor and media inquiries, please contact:

Dana Cheng

Investor Relations

Tel: +86 10 6398 4292

Email: yu.cheng@tuanche.com

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TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31,2017	September 30, 2018
	RMB	RMB Unaudited	US$ Unaudited
ASSETS
Current assets:
Cash and cash equivalents	66,695	470,513	68,508
Restricted cash	11,108	24,077	3,506
Accounts receivable, net	8,467	42,188	6,143
Prepayment and other current assets	16,181	40,347	5,873
Receivables due from related parties	2,260	1,000	146
Held-for-sale assets	837	-	-
Short-term investments	4,000	-	-
Total current assets	109,548	578,125	84,176
Non-current assets:
Property, equipment and software, net	938	8,709	1,268
Long-term investments	1,000	5,004	729
Other non-current assets	1,349	873	127
Total non-current assets	3,287	14,586	2,124
Total assets	112,835	592,711	86,300
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	3,340	2,955	430
Advances from customers	9,751	26,048	3,793
Short-term borrowings	24,971	34,131	4,970
Salary and welfare benefits payable	41,297	32,446	4,724
Tax payable	21,476	11,012	1,603
Other current liabilities	29,047	5,496	800
Convertible loans	41,165	-	-
Held-for-sale liabilities	-	-	-
Total current liabilities	171,047	112,088	16,320
Non-current liabilities:
Warrant	2,818	-	-
Long-term borrowings	2,932	-	-
Total non-current liabilities	5,750	-	-
Total liabilities	176,797	112,088	16,320

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TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amount in thousands, except as noted)

	As of,
	December 31,2017	September 30, 2018
	RMB	RMB Unaudited	US$ Unaudited
MEZZANINE EQUITY:
China Best Reach Co., Limited redeemable shares	1,947	2,016	294
Series A convertible redeemable preferred shares	6,048	6,389	930
Series B-1 convertible redeemable preferred shares	9,429	9,703	1,413
Series B-2 convertible redeemable preferred shares	41,831	44,260	6,444
Series C-1 convertible redeemable preferred shares	16,498	17,278	2,516
Series C-2 convertible redeemable preferred shares	167,869	183,412	26,705
Series C+ convertible redeemable preferred shares	92,451	97,515	14,198
Series C-4 convertible redeemable preferred shares	-	44,026	6,410
Series D-1 convertible redeemable preferred shares	-	155,563	22,650
Series D-2 convertible redeemable preferred shares	-	343,153	49,965
TOTAL MEZZANINE EQUITY:	336,073	903,315	131,525
Shareholders’ deficit:
Class A ordinary shares	25	41	6
Class B ordinary shares	35	35	5
Treasury stock	-	-
Additional paid-in capital	-	33,703	4,907
Accumulated deficit	(389,326)	(454,812)	(66,222)
Accumulated other comprehensive loss	(10,769)	(1,659)	(241)
Total shareholder’s deficit	(400,035)	(422,692)	(61,545)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT	112,835	592,711	86,300

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TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Continuing operations
Net revenues
Auto shows	72,384	153,570	22,360
Group-purchase facilitation	2,974	-	-
Virtual dealership and others	-	1,702	248
Total net revenues	75,358	155,272	22,608

Cost of revenues	(25,106)	(46,217)	(6,729)

Gross profit	50,252	109,055	15,879

Operating expenses:
Selling and marketing expenses	(61,020)	(119,494)	(17,399)
General and administrative expenses	(6,360)	(22,982)	(3,346)
Research and development expenses	(4,350)	(5,484)	(799)
Total operating expenses	(71,730)	(147,960)	(21,544)
Loss from continuing operations	(21,478)	(38,905)	(5,665)
Other expenses:
Interest expenses, net	(610)	(308)	(45)
Exchange (loss)/gain	(69)	725	106
Investment income/loss	-	(246)	(36)
Change in fair value of warrant	-	(338)	(49)
Others, net	(22)	(69)	(10)
Loss from continuing operations before income taxes	(22,179)	(39,141)	(5,699)
Income tax expense	-	-	-
Net loss from continuing operations	(22,179)	(39,141)	(5,699)
Discontinued operations
Gain from disposal of discontinued operations before income taxes	-	-	-
Loss from discontinued operations before income taxes	(1,846)	-	-
Income tax expense, net	-	-	-
Net (loss)/income from discontinued operations	(1,846)	-	-
Net loss	(24,025)	(39,141)	(5,699)

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TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Continued) (Amount in thousands, except per share data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Accretions to preferred shares redemption value	(6,091)	(11,262)	(1,640)
Net loss attributable to the TuanChe Limited’s shareholders	(30,116)	(50,403)	(7,339)
Net loss	(24,025)	(39,141)	(5,699)
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(991)	6,014	876
Total other comprehensive (loss)/income	(991)	6,014	876
Total comprehensive loss	(25,016)	(33,127)	(4,823)
Accretions to preferred shares redemption value	(6,091)	(11,262)	(1,640)
Comprehensive loss attributable to the TuanChe Limited's shareholders	(31,107)	(44,389)	(6,463)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.30)	(0.47)	(0.07)
Diluted	(0.30)	(0.47)	(0.07)
Net (loss)/earning attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.02)	-	-
Diluted	(0.02)	-	-
Weighted average number of ordinary shares
Basic	94,870,580	106,922,742	106,922,742
Diluted - continuing operations	94,870,580	106,922,742	106,922,742
Diluted - discontinuing operations	94,870,580	-	-

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TUANCHE LIMITED
UAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For the three months ended September 30,
	2017	2018
	RMB	RMB	US$
Net Loss	(24,025)	(39,141)	(5,699)
Add :
Depreciation and amortization	244	323	47
Interest expense, net	610	308	45
EBITDA	(23,171)	(38,510)	(5,607)
Add :
Fair value loss of warrant	-	338	49
Share-based compensation expenses	630	30,614	4,457
Adjusted EBITDA	(22,541)	(7,558)	(1,101)

Net Loss	(24,025)	(39,141)	(5,699)
Add :
Fair value loss of warrant	-	338	49
Share-based compensation expenses	630	30,614	4,457
Adjusted Net Loss	(23,395)	(8,189)	(1,193)

Weighted average number of ordinary shares
Basic	94,870,580	106,922,742	106,922,742
Diluted	94,870,580	106,922,742	106,922,742
Adjusted net loss per share from continuing operations
Basic	(0.25)	(0.08)	(0.01)
Diluted	(0.25)	(0.08)	(0.01)

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